CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

January 11, 2011

Mark C. Shannon

John Cannarella

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-32624

Dear Mr. Shannon:

        On behalf of FieldPoint Petroleum Corporation (the "Company"), please be advised that concurrently herewith the Company is filing its Amendment No. 1 to Form 10-K responding to comments received under letter dated December 22, 2010.  To facilitate your review, please accept the following:

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits 99.1 and 99.2

Comment 1.  It appears that each of your third party reports filed as exhibits have all but the last page omitted.  Please revise to provide all disclosures required by 1202(a)(8) of Regulation S-K.

Response:  The third party reports are being filed as Exhibits 99.1 and 99.2 to the Form 10-K/A-1.

Reserves, page 12

Proved Reserves Reporting, page 12

Table of Proved Developed and Undeveloped Reserves, page 13

Comment 2.  Please provide the disclosures required by Item 1203(b-d) of Regulation S-K.

Response:  The Form 10-K/A-1 has been revised as requested.  See page 13.

Comment 3.  Please disclose whether you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements.  If so, please provide the disclosures required by Item 1207 of Regulation S-K.

Response:  The Form 10-K/A-1 has been revised as requested.  See page 11.

Preparation of Proved Reserve Estimates, page 14

Internal Controls Over Preparation of Proved Reserves Estimates, page 14

Comment 4.  We note your disclosure that your reserve estimates were prepared by third party petroleum engineers.  Please provide a discussion of the specific internal controls that you used to ensure objectivity in the reserve estimation process and disclose the qualifications of your internal technical person primarily responsible for overseeing the reserve estimate of the external petroleum engineers.  Refer to Item 1202(a)(7) of Regulation S-K.

Response:  The Form 10-K/A-1 has been revised as requested.  See page 14.

Statements of Cash Flows, page F-6

Comment 5.  We note that you classify your short term investments as trading securities.  In addition, you classify the proceeds from the sale of short term investments as an operating activity and the purchases as an investing activity.  Please tell us how you considered the guidance in ASC 230-10-45-20.

Response:  Supplementally, please be advised that the Company agrees that the securities purchases should be considered as an operating activity.  The Company has determined that the amount of the misclassification is not material and, accordingly, does not require a restatement of the financial statements.  The Company undertakes to properly classify purchase of securities as an operating activity in future filings.

        Further, on behalf of the Company, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, ____/s/ Clifford L. Neuman_____ Clifford L. Neuman

CLN:

cc:

Mr. Ray Reaves